[TRANSLATION]

                                                                       EXHIBIT 1

                                                               November 13, 2005

SECURITIES AUTHORITY                TEL AVIV STOCK EXCHANGE
www.isa.gov.il                      www.tase.co.il


                                IMMEDIATE REPORT

Nature of the Event: Renewal of the Appointment of Three Directors

Ms. Shulamit Eshbol, Mr. Yeheskel Beinisch and Mr. Moshe Gavish were appointed in the name of the State of Israel as directors for a period of three years, which elapsed on November 10, 2005. This morning the Bank received new appointment letters by which the appointment of the above directors was renewed for an additional period of three years. The renewal of the appointments is subject to the provisions of section 11a. of the Banking Ordinance, 1941 by which no one shall serve as an officer of a banking entity unless a notice was delivered to the Supervisor of Banks sixty days prior to the beginning of the period of service and the Supervisor did not notify within the said period of his objection to the appointment, or notified of his approval to the appointment.